EXHIBIT 99.1

Cool Company Limited Update

27 January 2022; Golar LNG (“Golar”) is pleased to provide a further update on the formation of Cool Company Ltd. (“CoolCo”). Reference is made to announcements on 15 December 2021 and 20 January 2022, regarding Golar’s announced execution of a Terms Agreement to separate its 8 TFDE LNG carriers into CoolCo.

Based on investor feedback following the press releases made on 15 December 2021 and 20 January 2022, CoolCo has decided to launch a book building process of a private placement of $250 million (“The Private Placement”). The anticipated proceeds from the Private Placement will, together with a contemplated debt refinancing, be used to finance the acquisition of the 8 TFDE vessels from Golar, secure attractive financing and provide CoolCo with working capital to position the company for further growth. Eastern Pacific Shipping (“EPS”) has pre-subscribed and guaranteed an allocation of minimum $150 million in the contemplated private placement.

The Private Placement

The Private Placement will consist of a primary offering with gross proceeds of $250 million by the issuance of new shares in the Company (the “New Shares”) at the Offer Price (as defined below).

The price per Offer Share will be $10 per share (the "Offer Price").

The book building period in the Private Placement will commence on 27 January 2022 at 09:00 CET and close on 28 January 2022 at 16:30 CET. The Managers and the Company may, however, at any time resolve to shorten or extend the book building period. If the book building period is shortened or extended, any other dates referred to herein may be amended accordingly.

The following parties have entered customary lock up arrangements with the Managers in connection with the Private Placement: The Company, members of the Company’s senior management and Board and Golar and EPS (6 months).

The Company will, subject to successful completion of the Private Placement (see below) apply to list the Shares of the Company on Euronext Growth Oslo during Q1 2022 (the “Listing”). The Shares will be listed on the N-OTC immediately following completion of the Private Placement.

The Private Placement will be directed to international investors, in each case subject to an exemption being available from prospectus requirements and any other filing or registration requirements in the applicable jurisdictions and subject to other selling restrictions. The application and allocation amount have been set to the $ equivalent of EUR 100,000. The Company may, however, at its sole discretion, allocate New Shares to applicants for an amount below EUR 100,000 to the extent applicable exemptions from the prospectus requirement pursuant to applicable regulations, including Regulation (EU) 2017/1129 on prospectuses for securities as well as the UK European Union (Withdrawal) Act 2018, are available.

Completion of the Private Placement is subject to corporate resolutions of the Company required to implement the Private Placement, including (i) final approval by the board of directors, (ii) the approval by the Bermuda Monetary Authority of the share issue without shareholder identification as otherwise required under Bermuda law, (iii) the Company’s legal counsel in Bermuda issuing a legal opinion confirming that the Offer Shares have been fully paid and validly issued pursuant to the Registrar Agreement.

The Company reserves the right, at any time and for any reason, to cancel, and/or modify the terms of, the Private Placement, without any compensation to the applicants. Neither the Company nor the Managers will be liable for any losses incurred by applicants if the Private Placement is cancelled, irrespective of the reason for such cancellation.

Advisors

Clarksons Platou Securities AS and DNB Markets, a part of DNB Bank ASA are acting as joint global coordinators and bookrunners, ABG Sundal Collier ASA and Fearnley Securities AS are acting as joint bookrunners and Danske Bank Norwegian Branch and Nordea Bank Abp, filial i Norge are acting as joint lead managers (together the “Managers”).

Ro Sommernes advokatfirma DA is acting as legal advisor to the Company and Golar LNG, Advokatfirmaet BAHR is acting as legal advisor to EPS and CMS Kluge Advokatfirma AS is acting as legal advisor to the Managers.

For more information, please contact:

Golar LNG Ltd.: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão – CFO

Important notices

This document is not an offer to sell or a solicitation of offers to purchase or subscribe for shares. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful absent registration, or an exemption from registration or qualification under the securities laws of any jurisdiction.

This document is not for publication or distribution in the United States of America, Canada, Australia, Hongkong or Japan and it does not constitute an offer or invitation to subscribe for or purchase any securities in such countries or in any other jurisdiction.

The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and accordingly may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in accordance with applicable U.S. state securities laws. The Company does not intend to register any part of the offering in the United States or to conduct a public offering of securities in the United States. Any sale in the United States of the securities mentioned in this announcement will be made solely to "qualified institutional buyers" as defined in Rule 144A under the Securities Act and "major U.S. institutional investors" as defined in SEC Rule 15a-6 to the United States Exchange Act of 1934.

In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the EU Prospectus Regulation, i.e., only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression "EU Prospectus Regulation" means Regulation (EU) 2017/1129 as amended (together with any applicable implementing measures in any Member State.

This communication is only being distributed to and is only directed at persons in the United Kingdom that are (A) (i) persons who have professional experience, knowledge and expertise in matters relating to investments and are "investment professionals" for the purposes of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), (ii) high net worth entities and other persons falling within Article 49(2)(a) to (d) of the Order and (iii) persons to whom it may otherwise lawfully be communicated; and (B) persons who are "qualified investors" within the meaning of the EU Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (all such persons being referred to as "relevant persons").

The manufacturer Target Market (MIFID II product governance) for the Private Placement is a) eligible counterparties and professional clients (all distribution channels) and who; b) have at least a common/normal understanding of the capital markets, c) is able to bear the losses of their invested amount and, d) is willing to accept risks connected with the shares, and e) have an investment horizon which takes into consideration the liquidity of the shares. The negative target market for the Offer Shares is clients that seek full capital protection or full repayment of the amount invested, are fully risk averse/have no risk tolerance or need a fully guaranteed income or fully predictable return profile. The shares are deemed eligible for distribution through all distribution channels as are permitted by MiFID II. The Target Market assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Private Placement.

For the avoidance of doubt, the Target Market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the shares.

Each distributor is responsible for undertaking its own target market assessment in respect of the shares and determining appropriate distribution channels.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations, including the consummation of transactions contemplated by the Terms Agreement, including the Listing and expected equity and debt financing. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future pursuant to the Terms Agreement or are anticipated for Golar’s LNG carriers and the formation of CoolCo are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance of the transactions described herein or CoolCo’s LNG business activities and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted with respect to the transactions necessary for the creation, financing and listing of CoolCo. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Neither CoolCo nor Golar LNG Limited undertakes any obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

27 January 2022

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act